Exhibit 99.4

Fleet Status Report

31st May 2021

Borr Drilling Limited
S.E Pearman Building, 2nd Fl,
9 Par-la-Ville Road,
Hamilton HM11,
Bermuda

Client Enquiries: marketing@borrdrilling.com

Investor Enquiries: ir@borrdrilling.com

Borr Drilling Fleet Status Report - 31st May 2021

New Contracts / Extensions / Amendments

Prospector 1

•	Signed Contract (from LOI): May 2021 to August 2021 and December 2021 to March 2022, Neptune, Netherlands
•	Signed Contract: August 2021 to October 2021, Tulip, Netherlands
•	Option Exercised: October 2021 to November 2021, Tulip, Netherlands

Norve

•	Option Exercised : August 2021 to September 2021, BWE, Gabon

Idun

•	Assignment of Contract : June 2021 to January 2022, Petronas, Malaysia

Gunnlod

•	Options Exercised: May 2021 to September 2021, PTTEP, Malaysia

Skald

• Signed Contract (from LOA): June 2021 to June 2024, PTTEP, Thailand

Natt

•	Signed Contract : May 2021 to September 2021, Oriental, Nigeria

Borr Drilling Fleet Status Report - 31st May 2021

Letters of Award / Letters of Intent / Negotiations

Norve

•	LOI: December 2021 to April 2022, Undisclosed, Gabon

Saga

•	LOA : September 2021 to August 2022, Undisclosed, Malaysia

Odin

•	Incremental Work Scope: August 2021 to December 20222, Pemex, Mexico

Galar

•	Incremental Work Scope: October 2021 to December 2022, Pemex, Mexico

Njord

•	Incremental Work Scope: January 2022 to December 2022, Pemex, Mexico

Grid

•	Incremental Work Scope: March 2021 to December 2022, Pemex, Mexico

Gersemi

•	Incremental Work Scope: March 2021 to December 2022, Pemex, Mexico

This summary is provided as a courtesy and is not intended to replace a detailed review of the Fleet Status Report. This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Forward Looking Statements:

The statements described in this status report that are not historical facts are "Forward Looking Statements".

Forward Looking Statements reflect management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward-Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward-Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.

No Forward-Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.
We undertake no obligation to update or revise any Forward-Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.

Borr Drilling 31st May 2021

Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer / Status	Contract Start	Contract End	Location	Comments

Premium Jack-Ups

Mist	KFELS Super B Bigfoot Class	350 ft	2013	Available			Malaysia	Warm Stacked
Prospector 1 [1]	F&G, JU2000E	400 ft	2013	Neptune	May - 2021	August- 2021	Netherlands	Operating
				Tulip	August - 2021	November - 2021	Netherlands	Committed
				Neptune	December - 2021	March - 2022	Netherlands	Commited with option to extend
Norve	PPL Pacific Class 400	400 ft	2011	BWE	April - 2021	September - 2021	Gabon	Committed
				Undisclosed	December - 2021	April - 2022	West Africa	LOI with option to extend
Idun	KFELS Super B Bigfoot Class	350ft	2013	Vestigo	March - 2021	May - 2021	Malaysia	Operating
				Petronas	June - 2021	January - 2022	Malaysia	Committed
Gunnlod	PPL Pacific Class 400	400 ft	2018	PTTEP	September - 2020	September - 2021	Malaysia	Operating with option to extend
Saga	KFELS Super B Bigfoot Class	400 ft	2018	PTTEP / JX Nippon	September- 2020	August - 2021	Malaysia	Operating with option to extend
				Undisclosed	September - 2021	August - 2022	Malaysia	LOA
Galar	PPL Pacific Class 400	400 ft	2017	PEMEX	April - 2020	December - 2022	Mexico	Operating
Njord	PPL Pacific Class 400	400 ft	2019	PEMEX	June - 2020	December - 2022	Mexico	Operating
Gersemi	PPL Pacific Class 400	400 ft	2018	PEMEX	August - 2019	December - 2022	Mexico	Operating
Grid	PPL Pacific Class 400	400 ft	2018	PEMEX	August - 2019	December - 2022	Mexico	Operating
Odin	KFELS Super B Bigfoot Class	350 ft	2013	PEMEX	March - 2020	December - 2022	Mexico	Operating
Prospector 5 [1]	F&G, JU2000E	400 ft	2014	CNOOC	November - 2020	February - 2022	United Kingdom	Operating with option to extend
Natt	PPL Pacific Class 400	400 ft	2018	Oriental	May - 2021	September - 2021	Nigeria	Operating with option to extend
Skald	KFELS Super B Bigfoot Class	400 ft	2018	Mobilization	February - 2021	May - 2021	Singapore	Contract Preparations and Mobilization
				PTTEP	June - 2021	June - 2024	Thailand	Commited with option to extend
Gyme	PPL Pacific Class 400	400 ft	2018	Available			Singapore	Warm Stacked
Thor	KFELS Super B Bigfoot Class	400 ft	2019	Available			Singapore	Warm Stacked
Hermod	KFELS B Class	400 ft	2019	Available			Singapore	Warm Stacked
Heimdal	KFELS B Class	400 ft	2020	Available			Singapore	Warm Stacked
Hild	KFELS Super B Class	400 ft	2020	Available			Singapore	Warm Stacked
Gerd	PPL Pacific Class 400	400 ft	2018	Available			Cameroon	Warm Stacked
Groa	PPL Pacific Class 400	400 ft	2018	Available			Cameroon	Warm Stacked
Frigg [1]	KFELS Super A	400 ft	2013	Available			Cameroon	Warm Stacked
Ran [1]	KFELS Super A	400 ft	2013	Available			United Kingdom	Warm Stacked

Borr Drilling 31st May 2021

Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer / Status	Contract Start	Contract End	Location	Comments

Jack-Ups Under Construction

Tivar	KFELS Super B Bigfoot Class	400 ft	Under Construction	KFELS shipyard, Singapore	Rig Delivery in May - 2023
Vale	KFELS Super B Bigfoot Class	400 ft	Under Construction	KFELS shipyard, Singapore	Rig Delivery in July - 2023
Var	KFELS Super B Bigfoot Class	400 ft	Under Construction	KFELS shipyard, Singapore	Rig Delivery in September - 2023
Huldra	KFELS Bigfoot B Class	400 ft	Under Construction	KFELS shipyard, Singapore	Rig Delivery in October - 2023
Heidrun	KFELS Bigfoot B Class	400 ft	Under Construction	KFELS shipyard, Singapore	Rig Delivery in December - 2023

1 - HD/HE Capability.

Forward Looking Statements:

The statements described in this status report that are not historical facts are "Forward Looking Statements".

Forward Looking Statements reflect management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward-Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward-Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.

No Forward-Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.
We undertake no obligation to update or revise any Forward-Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.

		Operating / Committed	Available	Cold Stack	Under Construction

Premium Jack-Ups	28	13	10	0	5

Total Fleet	28	13	10	0	5

Borr Drilling Fleet Status Report - 31st May 2021

Rig Name	Location	2020				2021				2022				2023
		Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Premium Jack-Ups
Mist	Malaysia	Vestigo	Warm Stacked	ROC Oil	Warm Stacked
Prospector 1 [1]	North Sea	Total	Warm Stacked	One-Dyas	Neptune	Tulip	Neptune	Option
Norve	Gabon	BW Energy	Warm Stacked	BWE	LOI	LOI Option
Idun	Malaysia	Hoang Long	JVPC	Warm Stacked	Vestigo	Petronas
Gunnlod	Singapore / Malaysia	Contract Prep & Mob	PTTEP	Option
Saga	Vietnam / Malaysia	Mob	Eni	Mob	PTTEP	JX Nippon	PTTEP	LOA
Gersemi	Mexico	PEMEX
Grid	Mexico	PEMEX
Natt	Nigeria	First E&P	Oriental	Option
Galar	Mexico	Mob	PEMEX
Njord	Mexico	Mob	PEMEX
Odin	Mexico	Mob	PEMEX
Prospector 5 [1]	United Kingdom	Neptune	Warm Stacked	CNOOC	Option
Gerd	Cameroon	Exxon	Warm Stacked
Groa	Cameroon	Exxon	Warm Stacked
Ran [1]	United Kingdom	Spirit Energy	Warm Stacked
Frigg [1]	Cameroon	Shell	Warm Stacked
Skald	Singapore / Thailand	Warm Stacked	Contract Prep & Mob	PTTEP
Gyme	Singapore	Warm Stacked
Thor	Singapore	Warm Stacked
Hermod	Singapore	Warm Stacked
Heimdal	Singapore	Warm Stacked
Hild	Singapore	Warm Stacked

Jack-Ups Under Construction
Tivar	KFELS shipyard, Singapore	Rig Delivery in May - 2023
Vale	KFELS shipyard, Singapore	Rig Delivery in July - 2023
Var	KFELS shipyard, Singapore	Rig Delivery in September - 2023
Huldra	KFELS shipyard, Singapore	Rig Delivery in October - 2023
Heidrun	KFELS shipyard, Singapore	Rig Delivery in December - 2023

Firm	Option	Available	Under Construction

1 - HD/HE Capability.

Forward Looking Statements:

The statements described in this status report that are not historical facts are "Forward Looking Statements".

Forward Looking Statements reflect management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.

No Forward Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.
We undertake no obligation to update or revise any Forward Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.